ITEM 77C - Matters Submitted to a Vote of Security Holders
At a special meeting of shareholders held on July 16, 2013, shares were voted as follows on the proposal presented to the shareholders:
Authorization for the Board of Trustees of HighMark Funds to convert or to cause the conversion of all or such portion of HighMark Tactical Capital Growth Allocation Fund's assets as the Board of Trustees of HighMark Funds deems appropriate to cash.



                                                No. of Shares

HighMark Tactical Capital Growth Allocation Fund

For                                               662,607.008
Against                                            78,469.213
Abstain                                            85,239.713
Uninstructed                                      146,587.000
Total                                             972,902.934